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Exhibit (a)(1)(D)
[Website Home Page]

[links to Home, CEO Letter, Offer to Exchange Document, Election Form, Q&A and Email sections of the website]


Welcome to the Offer to Exchange Program home page!

This page will provide you with materials that describe our Offer to exchange shares of our Common Stock for Eligible Options (stock options with exercise prices equal to or greater than $9.00 per share). The purpose of the Offer is to motivate our employees and mitigate the dilutive effect that our outstanding stock options may have on the Company's financial results. We look to accomplish this by offering to purchase your Eligible Options with a number of shares of our Common Stock that are fewer than the number of shares underlying the Eligible Options being exchanged. We expect that, for some of you, given the exercise price(s) of the Eligible Options and the Company's current stock price, you may find that it may make economic sense for you to participate in the Offer. Your decision to participate or not to participate is a personal one that will have no bearing on your employment with the Company

This program and the information provided on this website are subject to and governed by the Offer to Exchange Outstanding Options to Purchase Common Stock document filed by us with the Securities and Exchange Commission.

The materials on this website are designed to help you decide whether you will choose to exchange your Eligible Options for a grant of our Common Stock to you in the form of a Stock Bonus. This Offer will remain open only until 5:00 p.m., Pacific Standard Time, on December 5, 2001 (unless we decide to extend the Offer).

At the top of this page, you will see a number of links to other pages on this website. These are:

CEO Letter: A letter from Zaki Rakib to our employees worldwide on the basics of our Offer. It includes program details and an example.

Offer Document: This is the official document filed with the Securities and Exchange Commission that describes and governs our Offer. Our Offer is treated like a tender offer for securities law purposes and this Offer Document has been drafted to comply with those laws. You can review the document on this website under the Offer Document link above or download this PDF document for your personal use.

Election Form: This is the form that you need to complete to accept the Offer and tender your Eligible Options for exchange or, once you have tendered Eligible Options for exchange, to reject the Offer and revoke the tender. The Election Form page contains instructions for completing and submitting the Election Form. To access the Election


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Form, you can download the PDF document attached to the Election Form page. If you are unable to access this document for any reason, you can request a copy by emailing stockoptions@terayon.com. You can submit as many Election Forms as you desire changing your acceptance or rejection of the Offer before 5:00 p.m., Pacific Standard Time, on December 5, 2001 (or a later date if we extend the Offer).

Q&A: This is a series of questions and answers designed to explain the Offer. We intend to update the Q&A section periodically in response to questions submitted by email.

Email: This is a section that allows you to submit your questions regarding the Offer online and provides you with instructions on emailing questions regarding the Offer to stockoptions@terayon.com.